Exhibit 12.2

PUBLIC SERVICE COMPANY OF NEW MEXICO
Ratio of Earnings to Fixed Charges
(In thousands, except ratio)

	Six Months Ended		Year Ended December 31,
	June 30, 2009		2008		2007	2006	2005	2004
Fixed charges, as defined by the Securities and Exchange
Commission:

Interest on long-term debt (including interest capitalized)	$ 35,249		$ 58,003		$ 42,272	$ 42,487	$ 40,462	$ 37,553
Amortization of debt premium, discount and expenses	673		4,345		4,618	2,871	2,856	3,036
Other interest (including interest capitalized)	1,644		14,424		15,773	6,892	3,980	3,125
Estimated interest factor of lease rental charges	6,828		15,720		16,630	16,448	16,954	16,406

Total Fixed Charges	$ 44,394		$ 92,492		$ 79,293	$ 68,698	$ 64,252	$ 60,120

Earnings, as defined by the Securities and Exchange
Commission:

Earnings from continuing operations before income taxes and non-controlling interest	$ (15,977)		$ (69,324)	*	$ 34,611	$ 89,657	$ 51,034	$ 114,690
Fixed charges as above	44,394		92,492		79,293	68,698	64,252	60,120
Non-controlling interest in earnings of Valencia	(5,354)		(7,179)
Interest capitalized	(3,329)		(6,815)		(9,712)	(4,882)	(3,113)	(2,158)

Earnings Available for Fixed Charges	$ 19,734	**	$ 9,174	***	$ 104,192	$ 153,473	$ 112,173	$ 172,652

Ratio of Earnings to Fixed Charges	0.44		0.10		1.31	2.23	1.75	2.87

* The presentation of non-controlling interest in earnings of Valencia was changed effective January 1, 2009 in accordance with SFAS 160. The 2008 presentation has been changed to be consistent with 2009. There is no impact on periods prior to 2008.

** The shortfall in the earnings available for fixed charges to achieve a ratio of earnings to fixed charges of 1.00 amounted to $24.7 million for the six months June 30, 2009.
*** The shortfall in the earnings available for fixed charges to achieve a ratio of earnings to fixed charges of 1.00 amounted to $83.3 million for the year December 31, 2008